SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

Index of Financial Statements

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015	3
Notes to Financial Statements	4-10

Supplemental Schedule:
Schedule of Assets (Held at End of Year) at December 31, 2016	11-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
Cleveland, Ohio
June 27, 2017

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2016 and 2015

(Dollars in Thousands)	2016	2015
ASSETS
Plan investments at fair value	$3,496,981	$3,097,179
Plan investments at contract value	494,998	432,683
Notes receivable from participants	84,406	91,592
Employer contribution receivable	29,305	30,073
Participants' contribution receivable	1,466	1,425
Total assets	4,107,156	3,652,952
LIABILITIES	—	—
Net assets available for benefits	$4,107,156	$3,652,952
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For The Years Ended December 31, 2016 and 2015

(Dollars in Thousands)	2016	2015
ADDITIONS
Participants’ contributions	$126,595	$137,277
Employer contributions	84,211	91,024
Net appreciation in fair value of investments	581,314	—
Dividend and interest income on investments	37,424	36,984
Interest income on notes receivable from participants	3,737	3,851
Total additions	833,281	269,136
DEDUCTIONS
Distributions to participants	384,331	412,399
Net depreciation in fair value of investments	—	366,794
Trustee fees and other expenses	1,372	1,633
Total deductions	385,703	780,826
Net increase (decrease) before transfer	447,578	(511,690)
Plan transfers	6,626	—
Net increase/(decrease)	454,204	(511,690)
Net assets available for benefits - beginning of year	3,652,952	4,164,642
Net assets available for benefits - end of year	$4,107,156	$3,652,952
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

1. Summary of Significant Accounting Policies
The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation
The Parker Retirement Savings Plan’s (the Plan) investments, except for the fully benefit-responsive investment contract, are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 6 for further discussion). The fully benefit-responsive investment contract is measured at contract value. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. (See Note 5 for further discussion).
Purchases and sales of securities are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and Parker-Hannifin Corporation (the Company) pays the remainder.
Risks and Uncertainties
Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
Subsequent Events
No subsequent events occurred that required adjustment to or disclosure in these financial statements.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit distributions are recorded when paid.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan 30 days after their date of hire or rehire. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Participant Contributions
Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participant contributions are made either on a before-tax and/or after-tax basis. Employee contributions and their associated Company matching contributions are primarily recorded in the period that payroll withholdings are deducted from participants. Contributions are subject to certain limitations.
Participants may suspend their savings plan contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment elections may be changed at any time. Employees have the flexibility to invest their RIA contribution in any investment fund (except the Parker Stock Fund) offered by the Plan. The available investment funds are:

Mutual funds:

(a)	Vanguard Institutional Index Fund: A mutual fund invested in stocks which comprise the S&P 500 Index.

(b)	Vanguard Extended Market Index Fund: A mutual fund invested primarily in the Standard & Poor’s Completion Index.

(c)
Vanguard Total Bond Market Index Fund: A mutual fund invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index and maintains a dollar-weighted average maturity consistent with that of the index.

(d)	BlackRock Inflation Protected Bond Fund: A mutual fund invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations.

(e)
Vanguard Total International Stock Index Fund: This mutual fund employs an indexing investment approach designed to track the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

(f)	Aberdeen Emerging Markets Fund: A diversified mutual fund invested primarily in equity securities of emerging market country issuers.

(g)
Dodge and Cox International Stock Fund: A mutual fund invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well established non-U.S. companies from at least three different foreign countries, including emerging markets.

(h)
GMO Global Equity Allocation Series Fund: A mutual fund which invests substantially all of its assets in the GMO Global Equity Allocation Fund. Normally, at least 80% of the fund's assets consist of equity investments.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)

Common/Collective funds:

(i)
Northern Trust Focus Funds: Twelve common/collective funds which provide a target retirement date investment option to help participants diversify their assets. The Focus Funds are invested in equities, inflation-sensitive securities and fixed income and US Government cash reserves.

(j)	FIAM Small Company Commingled Pool: A common/collective fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges.

(k)	RidgeWorth Mid-Cap Value Equity Trust: A common/collective fund invested in a value oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals.

Equity securities funds:

(l)
Parker Stock Fund: Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50% of their account balance in the Parker Stock Fund.

(m)
JPMorgan Analyst Large Cap Core Fund: A managed account with an objective of outperforming the S&P 500 Index by approximately 2% annualized over a market cycle; generally three to five year time frame.

Other:

(n)
PIMCO Total Return Portfolio: A managed account invested primarily in investment funds which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

Fully benefit-responsive contract fund:

(o)
Contract Income Fund: A fully benefit-responsive investment contract fund invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. (See Note 5 for a further description of this fund.)

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

Parker-Hannifin Corporation Contributions
The Company generally contributes an amount equal to 100% of the first 3 percent and 50% of the 4th percent and 5th percent of the before-tax participant contribution. The Company may also match after-tax participant contributions, but matches only 25% of the 4th percent and 5th percent of after-tax participant contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Participants may direct their Company matching funds to any investment fund option within the Plan. The Parker Stock Match Fund is the default option for Company matching funds if no other investment fund election is made by the participant. Similar to participant contributions, Company matching contributions may be changed at any time.
Additionally, the Company makes a contribution every year in February to the participants' RIA accounts. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)
Notes Receivable from Participants
The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of (a) 50% of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to 10 years for a residential loan. Some participant loans have interest rate and repayment terms that differ from the Plan’s loan provisions as some loans were included in the net assets of a plan transfer into the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Upon final liquidation of participant accounts, delinquent loans are reclassified as distributions.
Contribution Receivables
A RIA contribution receivable of $26,899 and $27,678, reflecting the contribution earned by participants in 2016 and 2015 but paid in 2017 and 2016, was recorded at December 31, 2016 and 2015, respectively. For the year ended December 31, 2016 and 2015, the Plan also recorded receivables for Company matching and participants' contributions relating to plan years 2016 and 2015 but credited to participant's accounts during 2017 and 2016 in the amounts of $2,406 and $1,466 and $2,395 and $1,425, respectively.

3. Vesting, Withdrawals and Distributions
Participants are fully vested at all times, except for the RIA. After three years of service, employees are vested in their RIA and may withdraw their RIA money only after termination of employment. In general, a participant’s account is paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.
After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s account exceeds five thousand dollars. Distributions are made in the form of cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Parker Stock Fund and Parker Stock Match Fund may be distributed in the form of common shares. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars shall only be made in the form of an automatic rollover IRA. Dividends received by the Parker Stock Match Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

4. Investments

The following represents the fair value of investments by fund type held by the Plan at December 31, 2016 and 2015:

	2016	2015
Cash and cash equivalents	$139	$95
Mutual funds	634,072	583,350
Equity securities	1,559,578	1,314,959
Common/Collective funds	1,165,079	1,068,308
Other	138,113	130,467
Total investments at fair value	$3,496,981	$3,097,179

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

5. Contract Income Fund
The Contract Income Fund holds a portfolio of traditional, separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. The fund is fully benefit-responsive and associated investments are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts since it is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.
The primary investment objective of the Contract Income Fund is to provide for a stable rate of return while preserving principal. The investments held in the collective trusts can be redeemed daily and without any restriction on the timing of the redemption. At December 31, 2016 and 2015, the Plan had no unfunded commitments related to the investments held in the collective trusts.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2016 and 2015:

	2016	2015
Short-term investment fund	$41,192	$24,004
Traditional GICs	—	7,728
Separate account GICs	49,299	48,236
Fixed maturity synthetic GICs	57,128	39,028
Constant duration synthetic GICs	347,379	313,687
	$494,998	$432,683

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate of not less than 0%.
Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.
Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

6. Fair Value Measurements

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2016:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$139	$139	$—	$—
Mutual funds	634,072	634,072	—	—
Equity securities	1,559,578	1,559,578	—	—
Total investments in the fair value hierarchy	2,193,789	$2,193,789	$—	$—
Investments measured at net asset value (a)	1,303,192
Investments at fair value	$3,496,981

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2015:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$95	$95	$—	$—
Mutual funds	583,350	583,350	—	—
Equity securities	1,314,959	1,314,959	—	—
Total investments in the fair value hierarchy	1,898,404	$1,898,404	$—	$—
Investments measured at net asset value (a)	1,198,775
Investments at fair value	$3,097,179

(a)Investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Refer to Note 2 for fund information included in the fair value tables above. Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset is warranted. At December 31, 2016 and 2015, there were no transfers between levels of the fair value hierarchy.
The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2016 and 2015.

Cash and cash equivalents: Valued at cost, which approximates fair value.

Mutual funds and equity securities: Measured at fair value using quoted market prices.

Investments measured at net asset value per share and excluded from the fair value hierarchy are common/collective funds in the amount of $1,165,079 and $1,068,308 and the PIMCO Total Return Portfolio in the amount of $138,113 and $130,467, respectively, at December 31, 2016 and 2015. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least 30-days notice. At December 31, 2016 and 2015, the Plan had no unfunded commitments related to these investments.

The primary investment objective of all investment funds is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Tax Status
The Internal Revenue Service has determined and informed the Company, by letter dated April 4, 2017, that the terms of the Plan and related trust, outlined in its determination filing on January 26, 2016, comply with applicable sections of the Internal Revenue Code (IRC). Since January 26, 2016, the Plan has been amended to provide for various administrative changes. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2016 and 2015, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

8. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

9. Party-In-Interest
Certain investments that are held by the Plan are investment funds managed by Fidelity Investments (Fidelity). Fidelity Management Trust Company, a subsidiary of Fidelity, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

10. Plan Transfers
As a result of the Company's acquisitions, two qualified defined contribution plans were merged into the Plan during the plan year ended December 31, 2016. The value of the individual participant accounts did not change as a result of the transfer of assets to the Plan.
The plans identified below were merged into the Plan:

Plan Name	Merger Date	Assets Transferred
Conflow Inc. 401(k) Savings Plan	February 17, 2016	$1,884
Velcon Filters 401(k) Profit Sharing Plan	September 27, 2016	4,742

11. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive GICs are recorded on the Form 5500 at fair value in the amount of $495,510 while in the Plan’s financial statements these investments are presented at contract value. Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments while in the Plan’s financial statements they are classified as receivables from participants. On Form 5500, the Plan recorded the fair value of $84,406 for participant loans, less $3,038 for deemed distributions to participants, at December 31, 2016.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Fund	**	$139
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	319,352
	Dodge & Cox	Dodge and Cox International Stock Fund	**	103,170
	Black Rock Advisors LLC	BlackRock Inflation Protected Bond Fund	**	22,004
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	58,814
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	85,824
	Vanguard Group, Inc.	Vanguard Total International Stock Index Fund - Institutional Shares	**	24,459
	Aberdeen Asset Management Inc.	Aberdeen Emerging Markets Fund	**	14,915
	GMO LLC	GMO Global Equity Allocation Series Fund	**	5,534
	Northern Trust Corporation	Northern Trust Focus Income Fund	**	22,760
	Northern Trust Corporation	Northern Trust Focus 2010 Fund	**	16,810
	Northern Trust Corporation	Northern Trust Focus 2015 Fund	**	61,111
	Northern Trust Corporation	Northern Trust Focus 2020 Fund	**	180,257
	Northern Trust Corporation	Northern Trust Focus 2025 Fund	**	210,541
	Northern Trust Corporation	Northern Trust Focus 2030 Fund	**	152,866
	Northern Trust Corporation	Northern Trust Focus 2035 Fund	**	105,088
	Northern Trust Corporation	Northern Trust Focus 2040 Fund	**	82,099
	Northern Trust Corporation	Northern Trust Focus 2045 Fund	**	33,784
	Northern Trust Corporation	Northern Trust Focus 2050 Fund	**	37,492
	Northern Trust Corporation	Northern Trust Focus 2055 Fund	**	11,507
	Northern Trust Corporation	Northern Trust Focus 2060 Fund	**	1,936
*	Fidelity Institutional Asset Mgmt	FIAM Small Company Commingled Pool	**	177,704
	RidgeWorth Investments	RidgeWorth Mid-Cap Value Equity Trust	**	71,124
	Standish Mellon Asset Mgmt	Contract Income Fund	**	495,510
	PIMCO Investments LLC	Short-Term Investment Funds	**	13,880
	PIMCO Investments LLC	PIMCO PRIV US GOVT SEC Fund, 2.38%, 06/01/2038	**	28,158
	PIMCO Investments LLC	PIMCO PRIV Real Return Bond SEC, 2.16%, 05/01/2030	**	13,057
	PIMCO Investments LLC	PIMCO PRIV Mortgage SEC Fund, 2.95%, 04/01/2025	**	31,363
	PIMCO Investments LLC	PIMCO PRIV High Yield SEC Fund, 6.63%, 02/01/2024	**	7,154
	PIMCO Investments LLC	PIMCO PRIV Investment Grade CORP SEC, 4.95%, 06/01/2023	**	20,999
	PIMCO Investments LLC	PIMCO PRIV ABS Sector Fund, 2.15%, 3/1/2019	**	12,090
	PIMCO Investments LLC	PIMCO MUNI Sector Fund PORTF, 5.74%, 08/01/2022	**	1,597
	PIMCO Investments LLC	PIMCO PRIV EMERG MKT SECT, 4.57%, 06/01/2019	**	4,473
	PIMCO Investments LLC	PIMCO PRIV INTL Sector Fund, 1.24%, 03/01/2029	**	5,342
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AVALONBAY COMMUNITIES INC; 10,948 SHARES	**	1,939

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	KIMCO REALTY CORP; 51,848 SHARES	**	1,304
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AT&T INC; 83,319 SHARES	**	3,544
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ABBOTT LABORATORIES; 45,170 SHARES	**	1,735
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ADOBE SYSTEMS INC; 32,441 SHARES	**	3,340
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AETNA INC; 12,995 SHARES	**	1,612
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AGILENT TECHNOLOGIES INC; 17,181 SHARES	**	783
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALPHABET INC-CL C; 11,912 SHARES	**	9,194
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMAZON.COM INC; 6,543 SHARES	**	4,906
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMEREN CORPORATION; 21,006 SHARES	**	1,102
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ANADARKO PETROLEUM CORP; 23,298 SHARES	**	1,625
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ANALOG DEVICES INC; 32,892 SHARES	**	2,389
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	APPLE INC; 56,594 SHARES	**	6,555
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BANK OF AMERICA CORP; 237,367 SHARES	**	5,246
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BANK OF NEW YORK MELLON CORP; 46,625 SHARES	**	2,209
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BIOMARIN PHARMACEUTICAL INC; 8,775 SHARES	**	727
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BIOGEN INC; 7,690 SHARES	**	2,181
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BOSTON SCIENTIFIC CORP; 121,596 SHARES	**	2,630
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BRISTOL-MYERS SQUIBB CO; 43,392 SHARES	**	2,536
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CMS ENERGY CORP; 20,979 SHARES	**	873
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CANADIAN PACIFIC RAILWAY LTD; 13,090 SHARES	**	1,869
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CELGENE CORP; 24,942 SHARES	**	2,887
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHARTER COMMUNICATIONS INC-A; 10,367 SHARES	**	2,985
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHENIERE ENERGY INC; 20,902 SHARES	**	866
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CITIGROUP INC; 78,808 SHARES	**	4,684
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COMCAST CORP-CLASS A; 44,807 SHARES	**	3,094

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CONCHO RESOURCES INC; 12,934 SHARES	**	1,715
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CONSTELLATION BRANDS INC-A; 8,976 SHARES	**	1,376
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COSTCO WHOLESALE CORP; 14,432 SHARES	**	2,311
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CROWN HOLDINGS INC; 21,454 SHARES	**	1,128
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DR HORTON INC; 19,975 SHARES	**	546
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DELTA AIR LINES INC; 23,150 SHARES	**	1,139
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DIAMONDBACK ENERGY INC; 22,564 SHARES	**	2,280
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WALT DISNEY CO/THE; 20,794 SHARES	**	2,167
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DISCOVER FINANCIAL SERVICES; 37,682 SHARES	**	2,716
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DISH NETWORK CORP-A; 26,654 SHARES	**	1,544
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DU PONT (E.I.) DE NEMOURS; 36,854 SHARES	**	2,705
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EOG RESOURCES INC; 37,583 SHARES	**	3,800
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EQT CORP; 38,395 SHARES	**	2,511
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EAST WEST BANCORP INC; 15,075 SHARES	**	766
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EASTMAN CHEMICAL CO; 31,565 SHARES	**	2,374
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EDISON INTERNATIONAL; 21,674 SHARES	**	1,560
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FACEBOOK INC-A; 42,621 SHARES	**	4,904
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FIDELITY NATIONAL INFO SERV; 27,187 SHARES	**	2,056
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ARTHUR J GALLAGHER & CO; 19,873 SHARES	**	1,033
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GENERAL DYNAMICS CORP; 9,492 SHARES	**	1,639
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GENERAL ELECTRIC CO; 179,791 SHARES	**	5,681
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GENERAL MOTORS CO; 40,234 SHARES	**	1,402
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GILEAD SCIENCES INC; 7,893 SHARES	**	565
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HP INC; 91,508 SHARES	**	1,358
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HARMAN INTERNATIONAL; 3,871 SHARES	**	430

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HARTFORD FINANCIAL SVCS GRP; 32,186 SHARES	**	1,534
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HOME DEPOT INC; 17,839 SHARES	**	2,392
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HONEYWELL INTERNATIONAL INC; 36,186 SHARES	**	4,192
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HUMANA INC; 7,196 SHARES	**	1,468
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ILLUMINA INC; 5,738 SHARES	**	735
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INTERCONTINENTAL EXCHANGE IN; 34,000 SHARES	**	1,918
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	KEYCORP; 101,588 SHARES	**	1,856
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	KIMBERLY-CLARK CORP; 6,914 SHARES	**	789
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	KRAFT HEINZ CO/THE; 12,900 SHARES	**	1,126
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	KROGER CO; 46,393 SHARES	**	1,601
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LAM RESEARCH CORP; 5,007 SHARES	**	529
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ELI LILLY & CO; 40,318 SHARES	**	2,965
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LOWE'S COS INC; 51,640 SHARES	**	3,673
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MASCO CORP; 59,810 SHARES	**	1,891
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MERCK & CO. INC.; 23,598 SHARES	**	1,389
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	METLIFE INC; 44,767 SHARES	**	2,412
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MICROSOFT CORP; 134,967 SHARES	**	8,387
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MOLSON COORS BREWING CO -B; 21,754 SHARES	**	2,117
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MONDELEZ INTERNATIONAL INC-A; 61,960 SHARES	**	2,747
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MORGAN STANLEY; 73,580 SHARES	**	3,109
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MOSAIC CO/THE; 30,036 SHARES	**	881
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NEXTERA ENERGY INC; 20,522 SHARES	**	2,452
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NORTHROP GRUMMAN CORP; 4,272 SHARES	**	994
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NVIDIA CORP; 7,533 SHARES	**	804
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	O'REILLY AUTOMOTIVE INC; 5,006 SHARES	**	1,394

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ON SEMICONDUCTOR CORP; 68,253 SHARES	**	871
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	P G & E CORP; 20,313 SHARES	**	1,234
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PACCAR INC; 20,667 SHARES	**	1,321
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PEPSICO INC; 40,161 SHARES	**	4,202
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PFIZER INC; 131,399 SHARES	**	4,268
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PHILIP MORRIS INTERNATIONAL; 8,960 SHARES	**	820
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PIONEER NATURAL RESOURCES CO; 19,676 SHARES	**	3,543
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PROCTER & GAMBLE CO/THE; 19,322 SHARES	**	1,625
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PULTEGROUP INC; 38,916 SHARES	**	715
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	REYNOLDS AMERICAN INC; 38,405 SHARES	**	2,152
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SVB FINANCIAL GROUP; 6,980 SHARES	**	1,198
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SCHLUMBERGER LTD; 31,818 SHARES	**	2,671
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SCHWAB (CHARLES) CORP; 60,507 SHARES	**	2,388
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SNAP-ON INC; 5,299 SHARES	**	908
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	STANLEY BLACK & DECKER INC; 19,510 SHARES	**	2,238
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	STARBUCKS CORP; 44,067 SHARES	**	2,447
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TJX COMPANIES INC; 41,616 SHARES	**	3,127
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TEXAS INSTRUMENTS INC; 41,554 SHARES	**	3,032
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIME WARNER INC; 6,500 SHARES	**	627
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TOLL BROTHERS INC; 22,087 SHARES	**	685
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TRANSCANADA CORP; 23,559 SHARES	**	1,064
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TWENTY-FIRST CENTURY FOX-A; 59,512 SHARES	**	1,669
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNION PACIFIC CORP; 26,503 SHARES	**	2,748
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED CONTINENTAL HOLDINGS; 28,518 SHARES	**	2,078
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITEDHEALTH GROUP INC; 28,286 SHARES	**	4,527

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2016
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VERTEX PHARMACEUTICALS INC; 22,291 SHARES	**	1,642
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VISA INC-CLASS A SHARES; 50,406 SHARES	**	3,933
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WALGREENS BOOTS ALLIANCE INC; 23,175 SHARES	**	1,918
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WELLS FARGO & CO; 103,681 SHARES	**	5,714
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WESTROCK CO; 15,710 SHARES	**	798
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WORKDAY INC-CLASS A; 14,097 SHARES	**	932
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	XCEL ENERGY INC; 30,175 SHARES	**	1,228
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLEGION PLC; 22,909 SHARES	**	1,466
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLERGAN PLC; 15,390 SHARES	**	3,232
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ACCENTURE PLC-CL A; 20,399 SHARES	**	2,389
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DELPHI AUTOMOTIVE PLC; 19,907 SHARES	**	1,341
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EATON CORP PLC; 29,013 SHARES	**	1,946
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EVEREST RE GROUP LTD; 3,093 SHARES	**	669
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHUBB LTD; 16,486 SHARES	**	2,178
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TE CONNECTIVITY LTD; 25,307 SHARES	**	1,753
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NXP SEMICONDUCTORS NV; 7,487 SHARES	**	734
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ROYAL CARIBBEAN CRUISES LTD; 19,125 SHARES	**	1,569
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BROADCOM LTD; 32,898 SHARES	**	5,815
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CASH INCLUDING MONEY MARKET AND FUTURES ACCOUNTS	**	5,695
*	Parker-Hannifin Corporation	Parker Stock Fund (1,897,353 shares)	**	270,770
*	Parker-Hannifin Corporation	Parker Stock Match Fund (7,180,809 shares)	**	1,015,822
*	Participant Loans	Participant Loans - 3.25% - 9.25%, maturing through 2026	**	81,368
	Total		$—	$4,073,859
	* Denotes Party-in-Interest
	** Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Catherine A. Suever
Catherine A. Suever
Executive Vice President--Finance & Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 27, 2017

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Nos. 333-130123 and 333-186733) on Form S-8 of Parker-Hannifin Corporation of our report dated June 27, 2017, relating to our audit of the financial statements and supplement schedule of the Parker Retirement Savings Plan, which appears in this Annual Report on Form 11-K of the Parker Retirement Savings Plan for the year ended December 31, 2016.
/s/ RSM US LLP
Cleveland, Ohio
June 27, 2017